SECURITIES   03015417   SION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- *51940*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/31/01___ AND ENDING ___4/30/02___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Asselman Securities LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen   J.   Sussman   CPA
(Name — if individual, state last, first, middle name)

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

·Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

ASSETMAN SECURITIES L.L.C.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD   LONDONDERRY, NH 03053   TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Members' of
Assetman Securities L.L.C.
Montclair, NJ

We have audited the accompanying statement of financial condition of Assetman Securities L.L.C. (the Company) as of September 30, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Assetman Securities L.L.C. as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 22, 2002

ASSETMAN SECURITIES L.L.C.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$ 20,792
	$ 20,792

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 3,750
Members' equity	17,042
	$ 20,792

The accompanying notes are an integral part of these financial statements.

ASSETMAN SECURITIES L.L.C.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenues:		
Commission income	$	113,333
Other income		7,693
Dividends		247
		121,273
Expenses:		
Communications	$	342
Management fees		101,667
Occupancy		2,400
Other expenses		20,798
		125,207
Net income (loss)	$	(3,934)

The accompanying notes are an integral part of these financial statements.

ASSETMAN SECURITIES L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Members' equity at beginning of year	$ 20,976
Net income (loss)	(3,934)
Members' equity at end of year	$ 17,042

The accompanying notes are an integral part of these financial statements.

ASSETMAN SECURITIES L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:		
Net income (loss)		$ (3,934)
Adjustments to reconcile net income (loss)		
to net cash provided by operating activities:		
Increase (decrease) in operating liabilites:		
Increase in accounts payable	$ 250	
Total adjustments		250
Net cash provided (used) by operating activities		(3,684)
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
None		-
Net decrease in cash		(3,684)
Cash at beginning of the year		24,476
Cash at end of the year		$ 20,792

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

ASSETMAN SECURITIES L.L.C.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on June 23, 1999 as a New Jersey limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment. It was founded to sell interest in offshore funds, limited partnerships and trusts, venture capital, and hedge funds. The term of the company is for 30 years, terminating in December 2029, unless terminated earlier. The term may be extended by amendment of the operating agreement.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $17,363 at September 30, 2002, which exceeded required net capital of $5,000 by $12,363. The ratio of aggregate indebtedness to net capital at September 30, 2002 was 21.6%.

NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4- RELATED PARTY

The majority member of Assetman Securities L.L.C. is also the majority member of an affiliate company, Asset Management Services LLC.

ASSETMAN SECURITIES L.L.C.

NOTES TO FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2002

The Company pays $800 per month and the net profits as collected to this affiliated company in return for utilization of all office supplies, furniture and equipment, and its employees. A total of $101,666.79 was paid for the year ending September 30, 2002. No amount was due to this related party at September 30, 2002.

The minority member of Assetman Securities L.L.C. is also the majority member of River Meadow Associates, LLC. The Company pays $200 per month to this affiliated company for office space. A total of $2,400 was paid for the year ending September 30, 2002. The terms of the lease were for 24 months at $200. The Company's commitment is as follows:

Year Ending September 30, 2002	Amount
2003	$ 2,400
Total	$ 2,400

NOTE 5- PERFORMANCE FEES

The Company is entitled to collect fees from certain funds that are managed on behalf of its clients. Under provisions of the agreements underlying this fact, the Company is entitled to ten percent of all management fees paid by its clients for participation in the subject funds. The calculation of the amount of such fees due and owing to the Company occurs subsequent to the balance sheet date. The amount of collections from such fees is not reasonably susceptible of estimation at the balance sheet date. The consequent receivable attaching to these agreements are not knowable with sufficient certainty prior to receipt of certain commission statements from the fund owners, subsequent to the balance sheet date, to trigger revenue recognition. Consequently, the funds receivable from these clients, and the related revenue there from are not recognized on these financial statements.

ASSETMAN SECURITIES L.L.C.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2002

ASSETMAN SECURITIES L.L.C.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2002

Total ownership equity from statement of financial condition	$	17,042
Total nonallowable assets from statement of financial condition		-
Net capital before haircuts on securities positions		17,042
Haircuts on securities		321
Net capital	$	17,363
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	3,750
Total aggregate indebtedness	$	3,750
Percentage of aggregate indebtedness to net capital		21.6%
Computation of basic net capital requirement:		
Minimum net capital required (12.5% of A.I.)	$	250
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	12,363
Excess net capital at 1000%	$	16,988

ASSETMAN SECURITIES L.L.C.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT SEPTEMBER 30, 2002

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA PERIOD ENDED September 30, 2002	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT September 30, 2002
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 20,792	$ (3,750)	$ 17,042
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	-	-	-
Haircuts on securities	-	321	321
Total deductions	-	321	321
Net capital	$ 20,792	$ (4,071)	$ 16,721

SCHEDULE II

ASSETMAN SECURITIES L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2002

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ASSETMAN SECURITIES L.L.C.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2002

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ASSETMAN SECURITIES L.L.C.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2002

Assetman Securities L.L.C., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD   LONDONDERRY. NH 03053   TEL. (603) 437-1910
                                                                            FAX (603) 437-3676

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

Members' of
Assetman Securities L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Assetman Securities L.L.C., (the Company), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members', management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 22, 2002

STEPHEN J. SUSSMAN
Certified Public Accountant